
ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM


05005373

January 19, 2004

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 24 2005
WASH, D.C. 152

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of December 14, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

DOCSNY1:1082596.6

FILE NO.
82-3907

Press Information

Vienna International Airport:

Sensational traffic results for 2004:
+15.7% in passenger volume.
Total number of passengers exceeds 14 million for the first time.

Vienna International Airport also recorded above-average growth for 2004, with the number of passengers rising 15.7%. Low-cost carriers, travel to Eastern Europe and long-haul traffic served as the motors for this excellent growth. Flight movements rose 14.1%, maximum take-off weight (MTOW) increased 18.6% and cargo reported a plus of 21.0%. The peak traffic day was 5 September, when 58,981 passengers were handled.

These traffic results not only exceeded corporate forecasts, but also significantly outpaced other European airports. This information was presented by the members of the Management Board of the publicly traded Flughafen Wien AG, **Herbert Kaufmann**, **Gerhard Schmid** and **Christian Domany,** at a press conference on 17 January in Vienna.

Vienna International Airport handled a total of **14,785,529** passengers on 224,809 flight movements in 2004, thereby exceeding the 14 million mark for the first time. Major support for this growth was provided by the low-cost carriers, which handled 1,646,071 passengers for an increase of 117%. These airlines carried 11.1% of all passengers at Vienna International Airport during the past year. The top ranking low-cost carrier was Air Berlin with 764,227 passengers and a 5.2% share of total volume. Air Berlin ranks third after the Austrian Group and Lufthansa.

Traffic to Eastern Europe also showed solid development with a plus of 20.7%. Vienna International Airport was able to further expand its leading role as an East-West hub in European air traffic with 41 destinations in Eastern Europe.

"The incentives introduced by Flughafen Wien AG to promote the hub concept and long-haul traffic were also well received by airlines in 2004," emphasized **Herbert Kaufmann** at the press conference. This led to the introduction of new long-haul routes to Singapore and Shanghai as well as frequency increases to Eastern Europe.

Long-haul traffic – primarily to the Far East – also rose by a substantial 26%. For example, the number of passengers travelling to Peking more than doubled with a plus of 115.1%. Strong growth was also recorded to Kuala Lumpur with +57.8%, Delhi +30.4%, Tokyo +14.2% and New York +15.2%.

Traffic to the Near and Middle East increased by an impressive 62.5% due to pent-up demand for travel to this region after the war in Iraq as well as the start of daily flights to Dubai by Emirates.


Vienna
International
Airport


Vienna
International
Airport

Top destinations in 2004 were Frankfurt, Moscow, Bangkok and Washington.

Scheduled traffic carried 90.5% of all passengers at Vienna International Airport in 2004, whereby a shift was noted in the most popular destinations. Frankfurt passed London and, with 351,518 passengers (+3.3%) ranked first ahead of London (-22.2%), Zurich (+29.0%) and Paris (-0.3%).
The ranking in Eastern Europe showed Moscow (+9.5%) first, followed by Warsaw (+26.0%), Sofia (+27.7%), Prague (+28.1%) und Bucharest (+18.9%).

The leader on long-haul routes was Bangkok wit 89,862 passengers (+9%) ahead of Washington (+10.6%), New York (+15.2%) and Tokyo (+14.2%).

Good development was also recorded in travel to Peking (+115.1%), Kuala Lumpur (+57.8%), Delhi (+30.4%) and Melbourne (+28.7%).

Charter traffic: Antalya remains Number 1

The Turkish airport Antalya remained the most popular charter destination for Austrians in 2004 with 118,165 passengers (+10.9%). It was followed by Hurghada (+45.9%) and Rhodes (+9.0%). Declines were recorded in the number of passengers travelling to Tenerife (-39.3%), Mallorca (-37.0%), Heraklion (-32.0%) and Las Palmas (-28.5%).

Cargo

Recovery in the global economy also had a positive influence on the cargo segment at Vienna International Airport: 209,625 tonnes were handled for a plus of 21.0%. The volume of air cargo reached 145,602 tonnes for an increase of 25.9% and trucking totalled 64,023 tonnes for growth of 11.1%.

Outlook

Flughafen Wien AG expects further recovery in the aviation industry as well as growth of 8.0% in the number of passengers and 5% each for flight movements and maximum take-off weight during 2005.

The tariff reduction introduced on 1 October 2004 and the implementation of incentives for all airlines will further increase the attractiveness and competitive ability of Vienna International Airport.

The airport expansion programme will continue, with € 245 million of investments scheduled for 2005. Capital expenditure of € 854 million is planned for the years 2004-2008.
Major projects include completion of the air traffic control tower (mid-2005), expansion of the Cargo Center, construction of the General Aviation Center and VIP facilities as well as the addition of another storey to Car Park 3. The old tower, office building, VIP & Business Center and eastern equipment depot will be demolished to make room for the new SkyLink Terminal.

In order to prevent capacity blockages at peak times, 30 new check-in counters will be installed in the terminal over the coming weeks. In addition, the expansion of the baggage sorting equipment will be completed by the end of March 2005.


VIE
Vienna
International
Airport

For additional information contact: Hans Mayer (+43-1-)7007 23000

01/05 ... M/MY ... 17. Jänner 2005

FILE NO.
82-3907

Press Information

FACTS & FIGURES 2004

		Change vs. 2003
Passengers (Total)	14,785,529	15.7%
Thereof		
Transfer passengers	5,089,624	18.0%
Flight Movements	224,809	14.1%
MTOW	6,240,323	18.6%
Air Cargo	145,602	25.9%
Trucking	64,023	11.1%
Air Cargo and Trucking	209,625	21.0%

	Passengers* (scheduled)	Change vs. 2003
Europe	**5,628,659**	15.1%
Eastern Europe	1,086,858	20.7%
Western Europe	4,541,801	13.9%
Far East	**527,195**	26.0%
Near and Middle East	**213,291**	62.5%
North America	**223,398**	14.0%
Africa	**90,968**	30.8%
South America	-	-100.0%

Key Destinations

			Passengers* (scheduled)	Change vs. 2003
Eastern Europe	Nr.1	Moscow	96,641	9.5%
Western Europe	Nr.1	Frankfurt	351,518	3.3%
Far East	Nr.1	Bangkok	89,862	9.0%
Long-haul	Nr.1	Bangkok	89,862	9.0%
Charter	Nr.1	Antalya	118,165	10.9%

* Departing passengers

EUROPAS ERSTE ADRESSE


Vienna
International
Airport